Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 1908

VIA EDGAR

April 13, 2022

Min S. Oh, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant: Lincoln Variable Insurance Products Trust (“Trust”)
File No.: 333-263580
Fund: LVIP BlackRock Global Allocation Fund (the “Fund”)

Dear Mr. Oh:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its Registration Statement on Form N-14 relating to the proposed reorganization of certain series of the Trust into the Fund. The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2022 (Accession No. 0001193125-22-076231).

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant on April 13, 2022.

No fees are required in connection with this filing.

Please contact Sam Goldstein, Esq. at 484-583-8711 if you wish to discuss this correspondence further.

Very truly yours,

Lincoln Variable Insurance Products Trust

By:	/s/ Jayson R. Bronchetti	By:	/s/ William P. Flory, Jr.
Name:	Jayson R. Bronchetti	Name:	William P. Flory, Jr.
Title:	President	Title:	Chief Accounting Officer